UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

WORLD WRESTLING ENTERTAINMENT, INC.
(Name of Issuer)

Class A Common Stock, $0.01 Per Share
(Title of Class of Securities)

98156Q108
(CUSIP Number)

Ms. Suzanne Present Invemed Catalyst Fund, L.P. 375 Park Avenue, Suite 2205 New York, New York 10152 (212) 843-0542
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
_________________________
November 20, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98156Q108	Page 2 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Invemed Catalyst Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,291,427 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,291,427 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,291,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 98156Q108	Page 3 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Invemed Catalyst GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,291,427 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,291,427 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,291,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 98156Q108	Page 4 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Gladwyne Catalyst GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 1,291,427 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,291,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,291,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 98156Q108	Page 5 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Invemed Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 5,658 SHARED VOTING POWER 1,291,427 SOLE DISPOSITIVE POWER 5,658 SHARED DISPOSITIVE POWER 1,291,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,297,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 98156Q108	Page 6 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Kenneth G. Langone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 44,566 SHARED VOTING POWER 1,297,085 SOLE DISPOSITIVE POWER 44,566 SHARED DISPOSITIVE POWER 1,297,085
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,341,651
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98156Q108	Page 7 of 13 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Michael Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 107,195 SHARED VOTING POWER 1,291,427 SOLE DISPOSITIVE POWER 107,195 SHARED DISPOSITIVE POWER 1,291,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,398,622
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 98156Q108	Page 8 of 13 Pages

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D is being filed to amend and supplement the Schedule 13D, dated August 30, 2001, with respect to the Class A Common Stock, $0.01 per share (the “Common Stock”), of World Wrestling Entertainment, Inc., a Delaware corporation (the “Company”).

Item 1.	Security and Issuer.

This Item I is hereby amended by replacing “World Wrestling Federation Entertainment, Inc.” with “World Wrestling Entertainment, Inc.”

Item 2.	Identity and Background.

This Item 2 is hereby amended and restated in its entirety as follows:

(a) Invemed Catalyst Fund, L.P., a Delaware limited partnership (the “Fund”), Invemed Catalyst GenPar, LLC, a Delaware limited liability company (“Catalyst GenPar”), Gladwyne Catalyst GenPar, LLC, a Delaware limited liability company (“Gladwyne GenPar”), Invemed Securities, Inc. (“Invemed”), a New York corporation, Kenneth G. Langone (“Langone”) and Michael B. Solomon (“Solomon”) are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b)-(c)(i) The principal business of the Fund is investing in securities. The business address of the Fund is 375 Park Avenue, Suite 2205, New York, New York 10152. The general partner of the Fund is Catalyst GenPar. The principal business of Catalyst GenPar is being the general partner of the Fund.

(ii)  The business address of Catalyst GenPar is 375 Park Avenue, Suite 2205, New York, New York 10152. The managing members of Catalyst GenPar are Gladwyne GenPar and Invemed.

(iii) The principal business of Gladwyne GenPar is being a managing member of Catalyst GenPar. The business address of Gladwyne GenPar is 645 Fifth Avenue, New York, New York 10022.

(iv)  Michael B. Solomon’s principal business is being the sole managing member of Gladwyne GenPar and his principal business address is 645 Fifth Avenue, New York, New York 10022. Solomon is a United States citizen.

(v)  Invemed’s principal business is that of a holding company. The business address of Invemed is 375 Park Avenue, Suite 2205, New York, New York 10152. Invemed is ultimately controlled by Kenneth G. Langone.

CUSIP No. 98156Q108	Page 9 of 13 Pages

SCHEDULE 13D

The name, current business address, present principal occupation or employment and citizenship of each director and executive officer of Invemed Securities, Inc. are as follows:

Name	Residence or Business Address	Principal Occupation	Citizenship
Kenneth G. Langone	375 Park Avenue, Suite 2205 New York, New York 10152	Chief Executive Officer, Invemed Securities, Inc.	United States
Thomas Teague	Salem NationaLease Corporation P.O. Box 24788 Winston-Salem, NC 27114	President, Salem NationaLease Corporation	United States
John Baran	375 Park Avenue, Suite 2205 New York, New York 10152	Chief Financial Officer, Invemed Securities, Inc.	United States
Bruce Langone	375 Park Avenue, Suite 2205 New York, New York 10152	Director and Vice President	United States

(d)-(e) Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. Based on the relationships between and among the Reporting Persons as set forth herein, the Reporting Persons may be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns 1,448,846 shares of Common Stock, or 5.7% of the Company’s total number of shares of Common Stock outstanding, for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Each Reporting Person (other than the Fund) disclaims beneficial ownership of the shares of Common Stock owned by the Fund.  Each Reporting Person also disclaims beneficial ownership of the shares of Common Stock owned by each other Reporting Person.

To the knowledge of the Reporting Persons, none of the individuals listed in this Item 2 has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

CUSIP No. 98156Q108	Page 10 of 13 Pages

SCHEDULE 13D

Item 4.	Purpose of Transaction.

This Item 4 is hereby amended and restated in its entirety as follows:

On November 20, 2009, the Fund directed the distribution of an aggregate of 1,291,346 shares of Common Stock pro rata to its partners. The shares received by Catalyst GenPar are being further distributed pro rata to its members. In connection with the distribution, Invemed will receive directly 5,658 shares of Common Stock, Langone will receive directly 44,566 shares of Common Stock and Solomon will receive directly 10,224 shares of Common Stock. No consideration is being paid in connection with the distributions. The general partner of the Fund expects to consider various alternatives for the Fund’s remaining investment in the Company, including further distributions of shares to its partners and sales of shares in the open market, in privately negotiated transactions or otherwise. Any decision regarding such matters will depend on numerous factors, including price, market conditions, general economic conditions and considerations regarding management of the Fund.

On August 30, 2001, the Fund, The Vincent K. McMahon Irrevocable Trust (the “Trust”), and Vincent K. McMahon executed a Stockholders Agreement which provides that so long as the Fund owns at least 650,000 shares of Common Stock it has the right to designate a board member. On August 30, 2001, Solomon was elected a director of the Company.

Item 5.	Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated in its entirety as follows:

(a)

The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 25,586,976 shares of Common Stock outstanding as of October 12, 2009, which is the total number of shares of Common Stock outstanding as of such date as reported by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 6, 2009. Based on calculations made in accordance with Rule 13d-3(d), the Fund beneficially owns 1,291,427 shares of Common Stock constituting 5.1% of the outstanding shares of Common Stock. Each of the Reporting Persons may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 1,291,472 shares of Common Stock, constituting 5.1% of the outstanding shares of Common Stock, owned by the Fund.  However, such persons (other than the Fund) disclaim beneficial ownership of such shares of Common Stock.

CUSIP No. 98156Q108	Page 11 of 13 Pages

SCHEDULE 13D

(b)

The Fund has sole power to vote and dispose the 1,291,427 shares reported herein. Catalyst GenPar, as the general partner of the Fund, has the sole power to vote and dispose of the 1,291,427 shares of Common Stock owned by the Fund. Each of Gladwyne GenPar and Invemed, as managing members of Catalyst GenPar, may be deemed to have shared voting and dispositive power over the shares of Common Stock owned by the Fund. Invemed may also be deemed to have sole voting and dispositive power with respect to 5,658 shares of Common Stock owned directly by Invemed.  Kenneth G. Langone, as the principal shareholder and Chief Executive Officer of Invemed, may be deemed to have shared voting and dispositive power over the shares of Common Stock owned by the Fund and Invemed. Langone may also be deemed to have sole voting and dispositive power with respect to 44,566 shares of Common Stock owned directly by him.  Solomon, as the sole managing member of Gladwyne GenPar, may be deemed to have shared voting and dispositive power over the shares of Common Stock owned by the Fund.  Solomon may also be deemed to have sole voting and dispositive power with respect to 107,195 shares of Common Stock owned directly by him.

(c)

Except as otherwise set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in shares of Common Stock other than the distributions described above during the past 60 days. From time to time, in his capacity as a director of the Company, Solomon receives shares of Common Stock in lieu of cash as directors’ fees, including 1,767 shares of Common Stock received on October 1, 2009.

(d)

No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock of the Company owned by any member of the group.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

No material change.

CUSIP No. 98156Q108	Page 12 of 13 Pages

SCHEDULE 13D

Item 7.      Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).
Exhibit 2:	Stock Purchase Agreement, dated as of August 23, 2001, between Vincent K. McMahon, in his capacity as trustee on behalf of the Trust and the Fund (previously filed).
Exhibit 3:	Stockholders Agreement, dated as of August 30, 2001, between the Trust, Vincent K. McMahon and the Fund (previously filed).
Exhibit 4:	Registration Rights Agreement, dated as of August 30, 2001, between the Company and the Fund (previously filed).

CUSIP No. 98156Q108	Page 13 of 13 Pages

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2009.

INVEMED CATALYST FUND, L.P.
By:	INVEMED CATALYST GENPAR, LLC, General Partner
By:	GLADWYNE CATALYST GENPAR, LLC, Managing Member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: Member

INVEMED CATALYST GENPAR, LLC
By:	GLADWYNE CATALYST GENPAR, LLC, Managing Member
By:	/s/ Suzanne Present
Name: Suzanne Present Title: Member

GLADWYNE CATALYST GENPAR, LLC
By:	/s/ Suzanne Present
Name: Suzanne Present Title: Member

INVEMED SECURITIES, INC.
By:	/s/ John Baron
Name: John Baron Title: Chief Financial Officer

/s/ Kenneth G. Langone
Kenneth G. Langone

/s/ Michael Solomon
Michael Solomon